Mail Stop 3561

April 3, 2008

Allan Richards, Senior Vice President
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re:    The Great Atlantic & Pacific Tea Company, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed March 13, 2008**
> **Form 10-K for Fiscal Year Ended February 24, 2007**
> **Filed April 25, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 25, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 8, 2007**
> **Filed October 17, 2007**
> **File No. 1-4141**

Dear Mr. Richards:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your request to address comments 14 through 24, 27, and 28, in future filings. We further note that you will, at a minimum, have to file an amended Form 10-K to include a signed audit report for the Rule 3-09 financial statements. As we are issuing follow up comments concerning some of the comments in question, we are not in a position to determine whether it is appropriate for you to make these revisions in future filings.

<u>Preliminary Proxy Statement on Schedule 14A</u>

2.  We note your response to comment four in our letter dated February 15, 2008. Please revise your disclosure here to discuss any other provisions of your articles, bylaws, or other governing documents having material anti-takeover consequences or if you believe that the disclosure you have provided on page 20 is fully responsive to our request such that you have no other provisions of this type, please advise.

3.  Please clarify your response to comment six of our letter dated February 15, 2008. It remains unclear whether you concluded the financial information required by paragraph (a) of Item 13 could be omitted because your conclusion is based on the financial information being provided.   Please tell us in unqualified language, if true, that you concluded that the financial information required by paragraph (a) of Item 13 was not material for the exercise of prudent judgment in regard to the matter to be acted upon.  Or, provide the information required by Item 13(a) of Schedule 14A.

<u>Form 10-K for the fiscal year ended February 24, 2007</u>

<u>Exhibit 13  - Fiscal 2006 Annual Report to Stockholders</u>

<u>Critical Accounting Estimates, page 35</u>

4.  We reiterate comment 14 in our letter dated February 15, 2008 requesting you revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 1 to the financial statements.  For example, the first paragraph of your critical accounting policy on long-lived assets is still an exact duplication of your note to the financial statements.  Your table of impairment losses for fiscal 2006 also duplicates your note disclosure.  We note your expanded disclosure for closed store and closed warehouse reserves however your first paragraph mirrors your notes to the financial statements.

5.  Please revise your proposed disclosure in response to comment 17 of our letter dated February 15, 2008 to state you perform physical inventory counts for perishable inventory every four weeks.

Consolidated Financial Statements, page 39

Note 1 – Summary of Significant Accounting Policies, page 43

Inventories, page 45

6.  Please illustrate your application of the gross profit method used to determine the cost of your perishables and pharmacy inventories.   Your response to comment 18 of our letter dated February 15, 2008 states you value inventory at cost with an adjustment to the perishable and pharmacy inventory gross profits.  Please clarify your explanation by showing us in an example reconciling sales less cost of goods sold to get gross profit what amounts are known and the source of the known amounts, what amounts are estimated, and how estimated amounts are calculated.

Note 15 - Operating Segments, page 97

7.  We have reviewed your response to comment 23 in our letter dated February 15, 2008.  You indicate that your chief operating decision maker ("CODM") is provided a significant amount of data and uses many different measurements and data points to evaluate the Company's financial results for purposes of making financial decisions about allocating resources and for purposes of assessing performance.  You further indicate that decisions regarding capital resources and performance are assessed at the consolidated level and region/banner level.  Explain how you determined operating segments did not exist at the region/banner level.  Tell us what the primary measure is for the CODM to allocate resources and review performance if not at the region/banner level.

8.  Please tell us and disclose the factors used by the chief operating decision maker to identify your reportable segments including the basis of organization.  Further, disclose whether operating segments have been aggregated.  See paragraph 26 of SFAS 131.

9.  If you have aggregated any operating segments, please identify those segments.  Tell us what quantitative measures are used to compare operating segments for economic similarities.

10. You state that individual gross margins are not the best indication of economic characteristics of your business as evaluated by the CODM.  Please tell us specifically what the best economic characteristics are of your business as evaluated by the CODM.

11. Based on our review of your CODM reports, capital resources and performance is assessed at least at the region/banner level and it appears that the economic characteristics between region/banners are sufficiently dissimilar to disallow

aggregation under paragraph 17 of SFAS 131.  If you believe otherwise, please support your position.

Form 10-Q for the quarter ended December 1, 2007

Note 15 – Subsequent Events, page 45

12. We note your response to comment 28 of our letter dated February 15, 2008.  You indicate you are analogizing to paragraph 25 of SFAS 150 which requires shares be excluded from basic and diluted EPS where shares underlying forward purchases are to be physically settled by the exchange of cash for a fixed number of shares.  We do not believe paragraph 25 of SFAS 150 should be applied by analogy to your share lending agreement.  Please advise us of the EPS guidance supporting your exclusion of the shares from basic and diluted EPS.

13. Please tell us if any dividends paid by the company on the lent shares are required to be returned to the company by the financial institutions that borrowed the shares resulting in no income effect due to dividends.

14. You state in your response that you control how the share lending transaction will be settled and that you may consent to accept cash representing the market value of the borrowed shares instead of shares at the end of the share lending agreement.  Your proposed disclosure however indicates the cash option is available in certain circumstances.  Please tell us and revise your proposed disclosure to clearly indicate that cash settlement is an option only in certain circumstances and disclose those circumstances or revise to disclose, if true, that you choose whether to receive cash or stock.

15. Please tell us what consideration you gave to recording the fair value of the share lending agreement as deferred financing fees at issuance to be amortized over the term of the facility.

Definitive Proxy Statement on Schedule 14A

Executive And Director Compensation, page C-1

16. We note your response to comment 11 in our letter dated February 15, 2008.  We note that you indicate on page C-2 that the Committee determined that it was most appropriate to target the middle of the market of the "'primary' peer group for each executive's Total Direct Compensation."  Please clarify the meaning of the term "primary" and, if that means you rely on a subset of the companies listed, please state which companies constitute that subset.  Please also explain what you mean when you refer to "Total Direct Compensation."

17. We note your responses that you will comply in future filings with comments 30 and 31 in our letter dated February 15, 2008.  Please explain to us how you intend to comply by providing us with your proposed disclosure.

**\*\*\*\*\***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Accountant, at (202) 551- 3202  or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dan Zimmerman, Esq.
Cahill Gordon & Reindel LLP